Exhibit 99.1

Organigram Launches Cannabis Innovators Panel

Panel supports Company’s ongoing commitment to consumer-driven product development and innovation

MONCTON, New Brunswick--(BUSINESS WIRE)--July 15, 2021--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading producer of cannabis, is pleased to announce the launch of the Cannabis Innovators Panel, a cannabis consumer panel offering real-time insights into consumer preferences, usage occasions, and future development opportunities. This online panel will engage with 2,500 participants across Canada on an ongoing basis.

“We have always believed that our greatest innovations reflect the unmet needs and preferences of our consumers, and engaging in an ongoing dialogue with them strengthens our ability to deliver on consumer-centric products,” says Megan McCrae, SVP Marketing and Communications. “The consumer insights resulting from giving Canadian cannabis consumers a voice will only strengthen our strategic approach to developing new and innovative industry-leading products and quality cannabis experiences.”

The panel will contribute feedback on both existing product categories as well as guide areas of future research and development including flower, vapes, concentrates, edibles, flower and pre-rolls.

To learn more about Organigram’s Cannabis innovators Panel and the Company’s ongoing research, development and innovation programs, please visit: www.organigram.ca/innovation.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews and candy in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram’s facility is located in Moncton, New Brunswick with another manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans,” “expects,” “estimates,” “intends,” “anticipates,” “believes” or variations of such words and phrases or state that certain actions, events, or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include the outcome of recruitment efforts and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Marlo Taylor
mtaylor@gagecommunications.ca